Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Buffalo Funds
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

October ___, 2020

VIA EDGAR TRANSMISSION

Mr. Ryan Sutcliffe
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Buffalo Funds (the “Trust”)
Securities Act Registration No. File No.: 333-56018
Investment Company Act Registration No. 811-10303
    Buffalo Emerging Opportunities Fund (S000006555)

Dear Mr. Sutcliffe:

This correspondence is being filed in response to the oral comments received from you on Friday, October 9, 2020 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 62 to its registration statement on Form N-1A. PEA No. 62 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) on August 14, 2020 for the purpose of submitting changes to the name and principal investment strategy of the Buffalo Emerging Opportunities Fund t/b/k/a the Buffalo Early Stage Growth Fund (the “Fund”), a series of the Trust, as well as the Trust’s response letter dated October 6, 2020 to the Staff's comments received on September 29, 2020 regarding PEA No. 62 (the “Initial Response”). The Trust is filing PEA No. 64 to its registration statement pursuant to Rule 485(b) to incorporate the revisions discussed herein in response to your comments.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in PEA No. 64.

The Trust’s responses to your comments are as follows:

1.Staff Comment: With respect to the Trust’s response in the Initial Letter to Staff comment #3 that requested an explanation of how the Fund’s name will be compliant with Rule 35d-1(a)(2), the Staff notes such response keeps the Morningstar US Small Growth Index’s median market capitalization as a threshold for whether a company qualifies as an “early stage growth company.” The Staff believes the Trust’s proposed response in the Initial Letter is not compliant with Rule 35d-1(a)(2), as seasoned companies could fall below the median of the Morningstar US Small Growth Index. Further, in addition to the Trust’s proposed revisions to the Advisor’s definition of “early stage growth companies,” please provide any objective factors the Advisor considers when determining whether a “company is starting to develop a new product or service or has recently developed a new product or service.”

Response: The Trust responds by supplementally explaining that the parameter of companies below the median market capitalization of the Morningstar US Small Growth Index is designed to narrow the universe of companies in which the Fund invests. The Advisor acknowledges that, while there may be “early stage growth companies” within smaller or larger market capitalizations, the Advisor is defining its universe so that investors are aware of exactly the types of companies in which the Fund will invest. Further, the Advisor notes that mature companies or startup companies may have products or services that are new, and, by limiting the market to only those companies below the median market capitalization of the Index, the Advisor is again limiting the scope of its investment alternatives. As such, the Advisor believes this definition is compliant with Rule 35d-1(a)(2).

The Trust further responds by revising the language regarding the Fund’s investment strategy, as proposed in the Initial Response, as follows:

“The Early Stage Growth Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities, consisting of common stocks, preferred stocks, convertible securities, warrants and rights, of companies that, at the time of purchase by the Fund, the Advisor defines as early stage growth companies. Early stage growth companies are defined by the Advisor as companies that, at the time of purchase by the Fund, have market capitalizations below the median of the Morningstar US Small Growth Index and ~~in the opinion of the Advisor,~~ are companies that are starting to develop a new product or service or have recently developed a new product or service.”

2.Staff Comment: The Staff notes that the changes proposed in the Initial Response to Staff comment #8 regarding temporary defensive positions have not been made to all areas of the registration statement. Please make corresponding changes throughout the document to reflect the proposed revision.

Response: The Trust responds by confirming that it has made the requested changes in PEA No. 64.

* * * * * *

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Adam Smith at (414) 765-6115.

Sincerely,

Fred Coats
Chief Compliance Officer
Buffalo Funds